Exhibit (a)(6)(B)

NOTICE OF CONFIDENTIALITY

WeissLaw LLP
New York Los Angeles
16th Floor
1500 Broadway
New York, NY 10036
TEL. (212) 682-3025
FAX (212) 682-3010
www.WeissLawLLP.com

Richard A. Acocelli, Esq.
RAcocelli@WeissLawLLP.com

June 22, 2020

VIA HAND DELIVERY

The Board of Directors
Portola Pharmaceuticals, Inc.
c/o Registered Agent Solutions, Inc.
9 E. Loockerman Street, Suite 311
Dover, DE 19901

Re: Demand for Inspection of Books and Records of Portola Pharmaceuticals, Inc. Pursuant to 8 Del. C. § 220

Dear Members of the Board of Directors:

I write on behalf of Molly Chassey (the "Stockholder"), a beneficial owner of Portola Pharmaceuticals, Inc. ("Portola" or the "Company") common stock. Attached to this letter as Exhibit "A" is a true and correct copy of her brokerage account statement reflecting proof of the Stockholder's beneficial ownership of the Company's stock. Also, attached to this letter as Exhibit "B" is a true and correct copy of the Special Power of Attorney authorizing WeissLaw LLP to act on behalf of the Stockholder in connection with this demand for inspection of books and records of Portola ("Demand"). Also enclosed as Exhibit "C" is a Declaration of the Stockholder confirming that the statements in this Demand are true and correct to the best of her knowledge, information and belief.

This demand arises out of the decision of Portola's Board of Directors (the "Board") to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated May 5, 2020, by and among Portola, Alexion Pharmaceuticals, Inc. ("Alexion"), and Odyssey Merger Sub Inc. ("Merger Sub"). Under the terms of the Merger Agreement, Portola stockholders will receive $18.00 in cash for each share of Portola stock that they own (the "Offer Price") (the "Proposed Transaction").

It appears that the Merger Agreement and the Company's acquisition by Alexion are the product of breaches of fiduciary duty by members of the Board and/or Company management. As discussed further below, the Stockholder seeks to investigate the events leading to the Proposed Transaction in order to determine whether it is appropriate to pursue litigation against all or some members of the Board and/or Company management or others based on the apparent wrongdoing in connection with the Proposed Transaction, among other proper purposes. The Stockholder also seeks to investigate the independence and disinterestedness of the directors generally and with respect to the Proposed Transaction.

\\'cis ].,, Ill' - Board of Directors Portola Phannaceuticals, Inc. June 22, 2020 Page 2 oflO Pursuant to Section 220 of the Delaware General Corporation Law ("§220"), the Stockholder hereby demands the right (by the Stockholder's attorneys, consultants or other agents), during the usual hours of business, to inspect the following books and records of the Company and to make copies or extracts therefrom: 1 Corporate Books and Records I. Copies of the books and records provided to the individuals who drafted the solicitation/recommendation statement on Schedule 140-9 disseminated to Portola stockholders on May 27, 2020, and any amendment thereto (the "Recommendation Statement"), in connection with the drafting of the Recommendation Statement, or referred to by those individuals in connection with the drafting of the Recommendation Statement, including all correspondence described in the Recommendation Statement. 2. All minutes, packages, presentations, surveys, reports, exhibits, recordings, agendas, summaries, memoranda, transcripts, notes, appraisals, evaluations or resolutions, including materials prepared by non-Company sources such as consultants, financial advisors, or contractors, provided to any member of the Board ("Board Materials") for any of the meetings2 of the Board and any of its committees, from January 1, 2019, to and including the date of your response to this letter (the "Relevant Time Period"), at which the Proposed Transaction or any potential acquisition or strategic altematives3 of or related to Portola were discussed, including any financial analysis or valuation prepared for or used in 1 As shown here, most of the materials demanded are "board level documents evidencing the directors' decisions and deliberations, as well as the materials that the directors received and considered[, which a] corporation usually can collect and provide ... easily and quickly with minimal burden." Amalgamated Bank v. Yahoo! Inc., 132 A.3d 752,790 (Del. Ch. 2016); id. ("[iJn many organizations, the corporate secretary maintains a central file for each board meeting [which] contains the minutes for the meeting and the materials that directors received and reviewed"). Accordingly, the burden to Portola in complying with this Demand is minimal. 2 "Meetings" includes, for purposes of this Demand, all regular, special, and ad hoc meetings of the Board and all meetings of regular, specially created, or ad hoc committees or subcommittees of the Board, whether held in person, telephonically, electronically, or otherwise. 3 All references to ''potential acquisitions" or "strategic alternatives" in this letter refer not only to alternative proposals for the acquisition of the Company but also other potential strategic alternatives, including, but not limited to, financing transactions, any spinoff of any of the Company's businesses, sales of certain business lines, acquisitions of other companies by the Company, collaborations with other biopharmaceutical companies, universities and medical research institutions, acquiring products or rights to products and technologies that are complementary to Portola's business from other biophannaceutical companies, universities and medical research institutions or any other potential business strategies to be pursued by the Company.

\\(:i>SL:ll ;_:.1·. Board of Directors Portola Pharmaceuticals, Inc. June 22, 2020 Page 3 of 10 connection with the Proposed Transaction, or consideration of other strategic alternatives. Documents responsive to this request include, but are not limited to: Board Materials concerning projections or forecasts of the Company's financial performance (for any use), and any financial or valuation analyses of the Company prepared by the Company or any advisors or consultants to the Company or the Board, including, but not limited to, any documents or presentations prepared by Centerview Partners LLC ("Centerview") for use by the Board; (i) (ii) Board materials prepared by Centerview or any other financial advisors, before or after they were-officially engaged, and provided to the Board or any committee of the Board, regarding the Proposed Transaction and/or consideration of strategic al temati ves; (iii) Board Materials concerning or commenting upon the fairness or adequacy of the 0ffer Price, whether ITom a financial point of view or otherwise; (iv) Board Materials conceming the Company's historical and projected financial results, value, market value, fair value, or inherent value of Portola or its stock, including, but not limited to, any monthly, quarterly and/or other periodic financial summaries, appraisals, analyses, opinions, reviews, presentations or statements concerning any of the above-referenced subjects; (v) Board Materials concerning the potential post-closing employment of any members of the Board or Portola management; (vi) Board Materials, regardless of time period, sufficient to show the interests, financial or otherwise, of any director of officer of the Company in the Proposed Transaction or any strategic alternative, including with respect to post-acquisition employment, consulting, equity rollover, profits interest, or other side agreements; and (vii) Board Materials concerning the compensation and fee structure of Centerview in connection with the Proposed Transaction, including but not limited to, all documents concerning any negotiation with Centerview regarding its compensation in connection with the Proposed Transaction. 3. Projections or forecasts of the Company's financial performance (for any use), and any financial or valuation analyses of the Company prepared by the Company or any advisors or consultants to the Company or the Board. 4. The engagement letter entered into between the Company and Centerview, and any amendments thereto.

Board of Directors Portola Pharmaceuticals, Inc. June 22, 2020 Page 4 of 10 5. Documents, regardless of time period, sufficient to identify any professional, business, communal, familial, or social relation between any member ofthe Board, on the one hand, and Alexion or its affiliates, on the other hand. 6. Documents, regardless of time period, sufficient to identify any relationships between Portola and/or its predecessors and Alexion. 7. Any materials created, modified or provided to the Board or any committee thereof concerning the independence or non-independence of any director, including any disclosure questionnaires and any books and records relating to appointment of directors to serve on any committee of the Board. 8. All indications of interest, tern1 sheets, draft acquisition agreements, bids, or similar offers, together with any presentations or materials in support of such offers, provided to the Company or its representatives by Alexion or its affiliates, or any other potential acquirer, licensing partner, or financing party. 9. Copies of all confidentiality agreements between the Company and any potential acquiror of the Company, merger partner, or licensing partner. I 0. All books and records reflecting communications between and among each of the Board members and Alexion, and any other potential acquirer, including notes, calendar entries and electronic communications4 regarding the Proposed Transaction or any other potential strategic alternatives involving the Company, including with respect to potential post- acquisition employment, equity rollover, consulting, profit interests or other side agreements, or any offers or proposals for Portola. l I. All documents produced to any other stockholder in response to a demand pursuant to §220 or in connection with any stockholder litigation that relates to the Proposed Transaction, as well as transcripts of any depositions of the Company's officers or directors taken in connection with such litigation. 4 To be clear, this includes e-mails and text messages of directors or officers, whether or not stored See, e.g., Lebanon County Employees· Retirement Fund v. on the Company's servers. Amerisource Bergen Corp., C.A. No. 2019-0527-JTL, memo. op. (Del. Ch. Jan. 13, 2020); KT4 Partners LLC v. Palantir Techs., 203 A.3d 738, 752-58 (Del. 2019); Inter-Local Pension Fund GCCIIBT v. Calgon Carbon Corp. , 2019 WL 411537, at *17-*18 (Del. Ch. Jan. 25, 2019); Schnatter v. Papa John's lnt '/, Inc., 2019 WL I 94634, at * 16 (Del. Ch. Jan. 15, 20 19); Lavin v. West Corp., 2017 WL 6728702, at *14 (Del. Ch. Dec. 29, 2017); lvfehla v. Kaazing Corp., 2017 WL 4334150, at *8 (Del. Ch. Sept. 29, 2017); Rodgers v. Cypress Semiconductor Corp., 2017 WL 1380621, at *8 (Del. Ch. Apr. 17, 2017); Yahoo! Inc., 132 A.3d at 790-94.

Board of Directors Portola Phannaceuticals, Inc. June 22, 2020 Page 5 of 10 The demanded inspection is for all books and records within the Company's possession, custody, and control for the period January I, 2019, through the present, unless otherwise indicated. Purpose. The Stockholder has serious concerns about the conduct that led to the Proposed Transaction and about the fairness of the Offer Price being offered to Portola's public stockholders. In particular, it appears from the public infom1ation regarding the Proposed Transaction that the Proposed Transaction was agreed to by the Board without a reasonable attempt to maximize value for Portola stockholders. Similarly, it appears that the Proposed Transaction was driven by the self-interests of members of the Board and Company management, and that the Company's disclosures to stockholders about the Proposed Transaction are materially incomplete and/or misleading. The Board agreed to the Proposed Transaction after an essentially single-bidder courtship. On December 13, 2019, Alexion indicated it was interested in a potential acquisition of Portola. A few days later, on December 17, 2019, the Board authorized the Company to engage Centerview as its financial advisor to assist in connection with a review ofthe Company's strategic alternatives. On February 27, 2020, Portola received an initial indication of interest from Alexion for $18.00 per share (the "February 27 101"). What followed was an utter failure to maximize stockholder value: (i) Centerview's Board-directed perfunctory outreach was limited to contact with o11e industry participant; (ii) the Board failed to secure any increase in the merger consideration above the $18.00 per share offered in the February 27 101;and (iii) the Board failed to negotiate a robust post-signing market check procedure to inform itself as to the alternatives available to the Company and attempt to extract maximum value for its stockholders. Instead, the Board agreed to a Merger Agreement with a no-solicitation provision and deal-protection devices that are likely to deter any potentially interested parties. The Stockholder is entitled to inspection of P01tola's books and records to investigate whether the Board's process and knowledge was sufficient to render this facially flawed process reasonable, or whether it was a breach of fiduciary duty under Delaware law. As the Delaware courts have explained, "if a board fails to employ any traditional value maximization tool, such as an auction, a broad market check, or a go-shop provision, that board must possess an impeccable knowledge of the company's business for the Court to determine that it acted reasonably." In re OPENLANE. Inc., 20 II Del. Ch. LEX IS 156, at * 18 (Del. Ch. Sept. 30, 2011); see also Barkan v. Amsted Indus., Inc., 567 A.2d 1279, 1287 (Del. 1989) ("When the board is considering a single offer and has no reliable grounds upon which to judge its adequacy, [the Delaware courts'] concern for faimess demands a canvas of the market to determine if higher bids may be elicited."). The categories of information described above are directly relevant io whether the Board did in fact possess the requisite "impeccable knowledge" of Porto!a's business.

,_.,. ,· l "CJSS .. \ }' Board of Directors Portola Pharmaceuticals, Inc. June 22, 2020 Page 6 of I 0 In addition to the essentially single-bidder process with no value-maximizing market check, the Stockholder's suspicion that the Board breached its fiduciary duties is heightened by the fact that the Company's officers and directors appear financially motivated to consummate the Proposed Transaction. Portola's officers and directors will receive millions in special benefits- not being made to ordinary stockholders, including (i) I 00% of currently unvested stock options and, for non-employee directors, restricted stock units ("RSUs"), which shall, upon the deaPs closing, become fully vested and exercisable, collectively worth approximately $5.4 million; (ii) $25.2 million cash in golden parachute payments for the Company's named executive officers upon consummation of the Proposed Transaction; and (iii) the opportunity for management to roll over their Portola in-the-money options, unvested RSUs and performance-based restricted stock units ("PSUs") into options, RSUs and PSUs of the post-merger company. The rollover opportunity is particularly egregious since Portola management misfired badly during the initial commercialization of recently-approved lead product Andexxa, a promising and unique anticoagulation drug. With proper executive leadership and Board oversight, it is generally regarded that Andexxa could have blockbuster potential. By securing rollover interests, Portola's management is ensuring they share in the enormous upside of Andexxa once the initial mistakes inherent in Andexxa's rollout are corrected. The Stockholder also seeks to investigate whether the Offer Price is fair to Portola stockholders and whether the stockholders have been adequately informed of all material facts necessary to make that determination. Among other concerns, following the receipt of Alexion's $18.00 per share offer on February 27, 2020, Portola management downwardly revised its forecasts twice in a two-month timeframe. This had the effect of materially lowering the implied per share equity value of the Company derived from Centerview's analyses, causing it to shift from an initial range of$21.70 to $28.05 per share to $13.90 to $19.00 per share. Specifically, at a March 6, 2020 Board meeting, Centerview presented a sum-of-the-parts discounted cash flow analysis based on Portola management's projections prepared in January 2020 (the "lnitial Long-Term Plan"), which reflected an implied per share equity value for the Company ranging between $21.70 and $28.05 per share. At a March 27, 2020 Board meeting, management presented the Board with two sum-of-the-parts discounted cash flow analyses for Portola: (I) one based on the Initial Long-Tenn Plan, as discussed with the Board on March 6, 2020; and (2) another draft analysis applying downward adjustments, resulting in a range of$18.70 to $24.65 per share. At an April 27, 2020 Board meeting, following receipt of Alexion 's "best and final" $18.00 per share offer (notably identical to the value of the February 27 101),the Board approved a further revised set of projections which were downwardly adjusted to purportedly account for "the impact of the COVlD-19 pandemic on Portola's actual financial perfonnance and prospects and the decision to out-license to a third party ex-U.S. rights to Andexxa if Portola were to remain a standalone company" (the "Updated Long-Term Plan"). Recommendation Statement at 22, 29.

WeissLaw LLP
Board of Directors
Portola Pharmaceuticals, Inc.
June 22, 2020
Page 7 of 10

Two days later, on April 29, 2020, the Board met and Centerview presented its financial analyses based on the Updated Long-Term Plan, including a range of implied equity values per share of **$13.90 to $19.00** under a discounted cash flow analysis.

The eleventh-hour sensitivity to the projections raises serious questions about the validity of those changes. The timing and nature of such downward revisions renders the projections inherently suspect and subject to appearances of reverse-engineering designed to fit a predetermined value range. The Stockholder is entitled to inspection to investigate the suspicion that the disclosures regarding the Company's projections (and the financial analyses based thereon) are incomplete or misleading.

Although the merger price represents a premium due to the temporary volatile market conditions associated with COVID-19, the Offer Price does not reflect the true value of the Company.

Portola is a biopharmaceutical company that develops and commercializes treatments for thrombosis and other hematologic diseases. As mentioned above, its lead product is Andexxa, marketed as Ondexxya in Europe. Andexxa is for patients treated with rivaroxaban or apixaban, when anticoagulation needs to be reversed due to life-threatening or uncontrolled bleeding.

In early January 2020, the Company's stock fell significantly on the announcement of preliminary net revenues for the fourth quarter of 2019 that were below consensus analyst expectations. However, in connection with its February 26, 2020 release of its fourth quarter and full year 2019 financial results, Portola management remained optimistic. In the press release, Portola's President and Chief Executive Officer Scott Garland ("Garland") emphasized the Company's bright future, stating:

> 2019 was a year of significant accomplishments for Portola with the launch of our Gen 2 formulation of Andexxa in the United States and the approval and launch of Ondexxya in Europe. *In 2020 we have several catalysts that we expect to drive further adoption and growth worldwide* . . . . This includes the presentation of new clinical data, enhanced education and support related to reimbursement, the initiation of our urgent surgery study, and continued execution of the Ondexxya launch in Europe. *Combined with the robust growth in the Factor Xa inhibitor market and our other strategic initiatives,* ***we are confident that Andexxa has significant long-term growth potential.***

Emphasis added.

Moreover, during the February 26, 2020 earnings call, Garland stated that he was "excited about [the Company's] long-term growth opportunity" and was "confident that Andexxa will continue to grow in 2020 and beyond," noting that "Andexxa is poised for significant growth"

"""'C.JSS'.1W.r...I.l..l' .• Board of Directors Portola Pharmaceuticals, Inc. June 22, 2020 Page 8 of 10 because: (i) Andexxa "is a novel product, addressing the unmet need in a large and growing market," (ii) Portola would have "multiple opportunities to further increase the use of this important medicine through traditional label indications and geographic expansions," and (iii) "with the genericization of the Factor Xa inhibitor market, starting in 2023, there will be even greater need for a specific FDA approved reversal agent for this increased patient population." Garland further explained that Portola was "laser focused on driving near-term revenue growth," and had made the strategic decisions to "streamline" its plans to support Andexxa and Ondexxya by: (i) reducing spend on early stage and development programs in order to focus its resources on the Andexxa revenue drivers and lifecycle management, (ii) discontinuing its efforts to commercialize Bevyxxa, and (iii) postponing the forthcoming trials for Cerdulatinib pending securing a partner. The inadequacy of the Offer Price is further evidenced by the fact that numerous analysts have set price targets for the Company above the offer price. An analyst at Cowen set a $30.00 price target for the Company on February 26, 2020 and May 1 I, 2020, and an analyst at RBC Capital Markets set a $20.00 per share price target for the Company on April 24, 2020. Moreover, during the 52-week period ended May 4, 2020, the Company's high closing price was $36.98 Although not required at this stage to overcome any ratification defense that might ultimately be offered on the merits, the Stockholder has identified several disclosure issues that appear to be precluding Portola stockholders from making an informed decision about the Proposed Transaction. These include, among other things: (i) Company insiders' interests in the combined company, including (a) all employment and retention-related discussions and negotiations that occurred between Alexion and Portola executive officers and directors, including who participated in all such communications, when they occurred and their content; (b) whether any of Alexion's proposals or indications of interest mentioned management retention, consulting arrangements, cash, stock and co-investment opportunities, or equity participation in the combined company; and the details of the discussions and negotiations concerning the roll over and conversion of in-the-money options, RSUs and PSUs for certain members of Portola's management into Alexion options, RSUs and PSUs, which will in connection with the Proposed Transaction; and (ii) With respect to Portola management's projections, (i) the individual drug segment cash flow projections on which Centerview based the discounted cash flow analyses that were provided to and discussed with the Board at its March 6, 2020 and March 27, 2020 meetings, and (ii) the "certain downward adjustments" that were made to the Initial Long-Term Plan and upon which

WeissLaw LLP

Board of Directors
Portola Pharmaceuticals, Inc.
June 22, 2020
Page 9 of 10

Centerview based the revised discounted cash flow analysis that was provided to the Board on March 27, 2020.

The Stockholder seeks inspection of books and records in order to ascertain the material facts about each of these issues, and how they impacted the Proposed Transaction and the process that led to it. Based on the public information, however, the Stockholder has more than a credible basis to suspect wrongdoing in connection with the Proposed Transaction, and that the Recommendation Statement omits material information.

The actions and allegations described above provide a credible basis from which it may reasonably be inferred that mismanagement and breaches of fiduciary duties may have occurred. "A stockholder is not required to prove by a preponderance of the evidence that waste and [mis]management are actually occurring. Stockholders need only show, by a preponderance of the evidence, a credible basis from which the Court of Chancery can infer there is possible mismanagement that would warrant further investigation—a showing that may ultimately fall well short of demonstrating that anything wrong occurred. That threshold may be satisfied by a credible showing, through documents, logic, testimony or otherwise, that there are legitimate issues of wrongdoing." *See Seinfeld v. Verizon Commc'ns, Inc.*, 909 A.2d 117, 123 (Del. 2006) (quotations and citations omitted; brackets in original).

The "credible basis standard has been described as the 'lowest possible burden of proof' under Delaware law." *La. Mun. Police Emps.' Ret. Sys. v. Hershey Co.*, 2013 Del. Ch. LEXIS 273, *20 (Del. Ch. Nov. 8, 2013). *See also City of Westland Police & Fire Ret. Sys. v. Axcelis Techs., Inc.*, 1 A.3d 281, 287 (Del. 2010). "[T]he plaintiff-stockholder must present some evidence to suggest a credible basis from which a court could infer possible mismanagement that would warrant further investigation." *City of Westland*, 1 A.3d at 287 (quotation omitted). "Such evidence need not prove that wrongdoing, in fact, occurred." *Id.*

Especially in light of the equity rollover opportunity available to Company insiders and the multiple downward revisions to the Company's projections occurring after Alexion submitted its February 27, 2020 indication of interest, the Stockholder is entitled to inspection to investigate the circumstances surrounding the Proposed Transaction.

The information sought pursuant to this §220 demand will provide the Stockholder with the necessary information to (i) ascertain the true financial best estimates of the Company so that she can make an informed decision whether to tender her shares in favor of the Proposed Transaction; (ii) determine the value of her stock; (iii) investigate potential breaches of fiduciary duty by the members of the Company's Board in entering into the Proposed Transaction and through the dissemination of the Recommendation Statement; and (iv) take appropriate action in the event the members of the Company's Board did not properly discharge their fiduciary duties. *See, e.g., CM & M Grp., Inc. v. Carroll*, 453 A.2d 788, 792 (Del. 1982) ("[T]he valuation of one's shares is a proper purpose for the inspection of corporate books and records."); *Caspian Select*

Board of Directors Portola Phannaceuticals, Inc. June 22, 2020 Page 10 of 10 Credit Al/aster Fund, Ltd. v. Key Plastics C01p., No. 8625-VCN, 2014 Del. Ch. LEX IS 26, at *9 (Del. Ch. Feb. 24, 2014) ("Caspian's desire to value its stock is a proper purpose."); Seinfeld, 909 A.2d at 121 ("It is well established that a stockholder's desire to investigate wrongdoing or mismanagement is a 'proper purpose.'"); Yahoo! Inc., 132 A .3d at 784 ("Another purpose for using Section 220 is to investigate questions of director disinterestedness and independence."); accord Lavin, 2017 WL 6728702, at* I 1-*13 (finding investigation of potential wrongdoing in connection with the sale of company and of director independence in connection with the sale to be proper purposes). l hereby affinn that the purposes for the demanded inspection as set forth above constitute a true and accurate statement of the reasons the Stockholder desires to review the demanded books and records, and that such demand is made in good faith . These purposes are both proper and reasonably related to the Stockholder's interest as a stockholder ofthe Company and the valuation of her Portola shares. Please contact Richard A. Acocelli immediately for the review of the demanded books and records: WeissLaw LLP, 1500 Broadway, 16 1h Floor, New York, New York, I 0036, telephone (212) 682-3025, facsimile (212) 682-30 l 0email racocelli@weisslawllp.com, Attention: Richard A. Acocelli. We will agree to a reasonable confidentiality agreement in order to review the information requested in this letter. In the event that the Company does not respond to this letter or fails to pennit inspection and copying of the demanded documents within five business days from the date of receipt of this demand pursuant to §220(c), we intend to seek appropriate relief to the fullest extent pennitted under the law. Very truly yours, Is/ Richard A. Acocelli Richard A. Acocelli

EXHIBIT A

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EXHIBITB

SPECIAL POWER OF ATTORNEY The undersigned, Molly Chassey ("Stockholder''), the beneficial owner of shares of common stock of Portola PhannaceuticaJs, lnc. (the "Company'')) is authorized and empowered to, and does hereby make, constitute and appoint the law finn ofWeissLaw LLP ("WeissLaw''), and the partners, directors, associates, employees, or other persons designated by them, acting singly or in combination, as Stockholder's true and lawful agent and attorney-in-fact with the power and authority to act in Stockholder's place and stead on Stockholder's behalf to make a demand pursuant to Section 220 of the Delaware General Corporation Law to inspect certain books and records of the Company as set forth in the foregoing letter from WeissLaw to the Company, and do all things which the Stockholder could do pursuant to Section 220 of the Delaware General Corporation Law. I declare under penalty of perjury under the laws of Delaware that the foregoing statements are true and correct. Executed this _day of June, 2020. . 1!-CJ\e" Mollych=(J;<S'I 20, lOlO 23:22 POT) Molly Chassey

EXHIBIT C

UNSWORN DECLARATION OF MOLLY CHASSEY PURSUANT TO 10 *DEL. C.* § 3927

I, Molly Chassey ("Stockholder"), do hereby state as follows:

1. I am a stockholder of Portola Pharmaceuticals, Inc. ("Portola"), as evidenced by my brokerage statement, a true and correct copy of which is enclosed herewith.

2. I make this statement under penalty of perjury pursuant to the laws of the State of California and in compliance with Section 220 of the Delaware General Corporation Law.

3. I have read the inspection demand letter made pursuant to Section 220 of the Delaware General Corporation Law addressed to the Board of Directors of Portola and the facts and statements in that inspection demand are true and correct to the best of my knowledge, information, and belief.

4. It is my intention to continue to hold Portola common stock at least through the conclusion of the Section 220 books and records inspection.

5. I have held Portola common stock since October 2018.

6. My request for inspection of Portola's books and records is made in good faith and for a proper purpose germane to my interests as a stockholder.

7. I authorize my attorneys, WeissLaw LLP, to act on my behalf in all respects in connection with the inspection sought in the attached inspection demand letter.

I declare under penalty of perjury under the laws of Delaware that the foregoing statements are true and correct.

Executed this __ day of June, 2020.

Molly. Chassey

Molly Chassey

Signature: M. Chassey
Molly Chassey (Jun 20, 2020 23:21 PDT)

Email: mollychassey@hotmail.com